Taser International Inc.
Common Shares
87651B104
August 31, 2003


CUSIP 87651B104
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 201,600

6. 616

7. 201,600

8. 616

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Taser International Inc.
(b) 7860 East McClain Drive
    Suite 2
    Scottsdale, AZ
    United States  85260

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 87651B104

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 201,600
    (ii) 616
    (iii) 201,600
    (iv)  616

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
September 10, 2003
Neal Nenadovic
Chief Financial Officer